Exhibit 12.1

CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES

ITC^DeltaCom’s ratios of earnings to fixed charges for the fiscal periods shown below were as follows:

	Year Ended December 31,					Three Months Ended March 31,		Pro Forma Year Ended December 31, 2009	Pro Forma Three Months Ended March 31, 2010
	2005	2006	2007	2008	2009	2009	2010
	(in thousands)
Earnings:
Income (loss) before income taxes	$(50,849)	$(53,459)	$(177,026)	$(22,897)	$(10,975)	$(2,596)	$2,389	$(17,659)	$(1,300)
Plus: Fixed Charges (see below)	46,482	64,185	57,232	39,978	34,153	9,409	6,557	40,837	10,246
Amortization of capitalized interest	1,049	1,049	1,049	1,022	942	249	222	942	222

Total Earnings	$(3,318)	$11,775	$(118,745)	$18,103	$24,120	$7,062	$9,168	$24,120	$9,168

Fixed Charges:
Interest expense, including amortization of debt issuance costs and debt discounts	$40,508	$57,625	$50,598	$32,538	$27,441	$7,539	$4,842	$34,125	$8,531
Portion of rental expense deemed to represent interest	5,974	6,560	6,634	7,440	6,712	1,870	1,715	6,712	1,715

Total Fixed Charges	$46,482	$64,185	$57,232	$39,978	$34,153	$9,409	$6,557	$40,837	$10,246

Ratio of earnings to fixed charges	*	*	*	*	*	*	1.4	**	**

Coverage deficiency	$(49,800)	$(52,410)	$(175,977)	$(21,875)	$(10,033)	$(2,347)	$—	$(16,717)	$(1,078)

*	There were insufficient earnings available to cover fixed charges for the years ended December 31, 2005 through December 31, 2009 and the three months ended March 31, 2009. As a result, the ratio of earnings to fixed charges was less than 1.0 for each of such periods.
**	ITC^DeltaCom’s pro forma ratio of earnings to fixed charges gives effect to the company’s use of proceeds from its sale on April 9, 2010 of $325 million aggregate principal amount of its 10.5% Senior Secured Notes due 2016 to repay $305.5 million aggregate amount of indebtedness, including all principal and accrued and unpaid interest, outstanding under its first lien and second lien senior secured credit facilities and its revolving credit facility, which were terminated upon repayment. ITC^DeltaCom used approximately $9.5 million of the proceeds from that offering to pay offering fees and expenses and used or expects to use the remainder of the proceeds from that offering for general corporate purposes. On such pro forma basis, there were insufficient earnings available to cover fixed charges for the year ended December 31, 2009 and the three months ended March 31, 2010. As a result, the ratio of earnings to fixed charges was less than 1.0 for each of such periods.